The Real Brokerage Expands Southern California Presence With the
Addition of Active Realty and Power Real Estate Group

Top-producing teams bring 130 agents to Real

TORONTO & NEW YORK - June 22, 2023 -- The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX), the fastest-growing publicly traded real estate brokerage, announced today that Active Realty and Power Real Estate Group, two of Southern California's most productive real estate teams, have joined the Company.

Active Realty is led by Justin Tye and Power Real Estate is led by Jose Samano and Jeff Mcgonigle. Together, they bring a total of 130 agents serving Southern California from Los Angeles to San Diego.

"We are thrilled to welcome Active Realty and Power Real Estate to Real," said Real President Sharran Srivatsaa. "Justin, Jose and Jeff are some of the most hard-working people in the residential real estate industry. They have built great teams founded on collaboration and putting the needs of their agents and clients first, and will significantly enhance the Real brand throughout Southern California."

Founded in 2014, Tye brings two decades of experience to Active Realty and has grown the team to rank No. 1 among the top real estate teams in Southern California, according to RealTrends. In addition to being an active producer, Tye is a mentor to real estate professionals and young entrepreneurs. Active Realty's team of experienced agents serve 208 markets spanning from western Los Angeles to Orange County, Riverside, San Bernardino and San Diego. In 2022, the 30-agent team completed 1,000 transactions valued at $1 billion in total volume.

"As a producing broker who is passionate about helping people find their dream home, Real provides the support that allows me to focus on my clients, knowing that my agents have what they need to succeed," Tye said.

Formed in 2021, Anaheim-based Power Real Estate has built a reputation for embracing diversity. It brings a total of 100 agents who hail from more than two dozen different countries. In 2022, the team closed 675 transactions valued at more than $500 million. Samano is an award-winning real estate professional with more than 19 years of real estate experience. He has built top-performing teams that have ranked among the Top 10 at some of the nation's largest brokerage firms. Mcgonigle began his real estate career in 2018 following a successful career in retail management. Prior to teaming with Samano to form Power Real Estate, Mcgonigle used his management experience to build the top-producing real estate office in Anaheim for a national brand.

"We've always been focused on attracting like-minded people to our team, and Real's Co-Sponsored Revenue Share program allows our agents to be part of the ecosystems of two different $500 million teams. Our culture is built on collaboration, and now everyone at Power has the opportunity to benefit from being part of a much larger network," Samano said.

"The world gets smaller when you collaborate. Our decision to join Real came down to what made the most sense for our agents, and Real provides the best opportunity for growth," Mcgonigle said.

About Real

The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX) is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for home buyers and sellers. The company was founded in 2014 and serves 47 states, D.C., and four Canadian provinces with over 11,000 agents. Additional information can be found on its website at www.onereal.com.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as of the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding Real's ability to continue to attract agents.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, slowdowns in real estate markets, economic and industry downturns and Real's ability to attract new agents and retain current agents. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Investor inquiries:

Jason Lee

Vice President, Capital Markets & Investor Relations
investors@therealbrokerage.com
908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Director, Communications

elisabeth@therealbrokerage.com

201.564.4221